Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF ISSUER

Austin Gold Corp. (the “Company” or “Austin Gold”)
9th Floor, 1021 West Hastings Street
Vancouver, British Columbia, V6E 0C3

ITEM 2.	DATE OF MATERIAL CHANGE

May 6, 2022

ITEM 3.	NEWS RELEASE

A news release was disseminated by the Company through Business Wire, a Berkshire Hathaway company, and was subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR) under the Company's profile on May 4, 2022.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Company completed its initial public offering of 3,265,000 common shares (“Common Shares”) at a price of $4.00 per Common Share (the “Offering”). Roth Capital Partners acted as sole book-running manager for the Offering with Pacific Century Securities as a co-manager (the “Underwriters”). In connection with the Offering, the Company granted to the Underwriters a 30-day option to acquire an additional 489,750 Common Shares to cover any overallotments (the “Over-Allotment Option”). The Underwriters exercised the Over-Allotment Option in full. After the underwriting discount and estimated Offering expenses payable by the Company, the Company has received net proceeds of approximately $13.85 million. The Offering closed on May 6, 2022.

ITEM 5.1	FULL DESCRIPTION OF MATERIAL CHANGE

The Company completed the Offering, pursuant to which it sold 3,265,000 Common Shares at a price of $4.00 per Common Share. The Company granted the Underwriters, and the Underwriters exercised, the Over-Allotment Option to acquire an additional 489,750 Common Shares. After the underwriting discount and estimated Offering expenses payable by the Company, the Company has received net proceeds of approximately $13.85 million. The Offering closed on May 6, 2022.

Roth Capital Partners acted as sole book-running manager for the Offering and Pacific Century Securities acted as a co-manager.

A registration statement relating to the Common Shares was declared effective by the Securities and Exchange Commission on May 3, 2022. The Offering was made only by means of a prospectus. A copy of the final prospectus may be obtained from: Roth Capital Partners, LLC, 888 San Clemente Drive, Suite 400, Newport Beach, CA 92660, (800) 678-9147 or by accessing the SEC’s website, www.sec.gov.

In addition, the Company has received a receipt from the British Columbia Securities Commission for its final non-offering prospectus and is now a reporting issuer in British Columbia. A copy of the final prospectus can be viewed on SEDAR at www.sedar.com under the Company’s profile.

About Austin Gold Corp.

Austin Gold is a gold exploration company focused on gold targets and making district-scale gold discoveries in Nevada.

In specific, the Company was formed for the purposes of drilling the Kelly Creek Project, a mineral exploration project located on the Battle Mountain-Eureka (Cortez) gold trend in Humboldt County, Nevada.

The Company continues to consider other regional projects to increase the opportunity for economic success, and in connection therewith it has acquired three other non-material mineral exploration projects.

ITEM 5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not Applicable.

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	EXECUTIVE OFFICER

	Contact:	Dennis Higgs, President
	Telephone:	604-644-6579

ITEM 9.	DATE OF REPORT

May 9, 2022